Post Effective Amendment No. 12 to
                                          SEC File No. 70-7926



                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM U-l

                                   DECLARATION

                                      UNDER

                   THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 ("Act")


                                GPU, INC.("GPU")
                               300 Madison Avenue
                          Morristown, New Jersey 07962

                 JERSEY CENTRAL POWER & LIGHT COMPANY ("JCP&L")
                     METROPOLITAN EDISON COMPANY ("Met-Ed")
                    PENNSYLVANIA ELECTRIC COMPANY ("Penelec")
                              2800 Pottsville Pike
                           Reading, Pennsylvania 19640

                  (Names of companies filing this statement and
                     address of principal executive offices)

                                    GPU, INC.
--------------------------------------------------------------------------------
               (Name of top registered holding company parent of applicants)

T. G. Howson, Vice President and         Douglas E. Davidson, Esq.
  Treasurer                              Berlack, Israels & Liberman LLP
M. A. Nalewako, Secretary                120 West 45th Street
GPU Service, Inc.                        New York, New York 10036
300 Madison Avenue
Morristown, New Jersey 07962             W. Edwin Ogden, Esq.
                                         Ryan, Russell, Ogden & Seltzer LLP
S. L. Guibord, Secretary                 1100 Berkshire Boulevard
Jersey Central Power &                   P.O. Box 6219
  Light Company                          Reading, Pennsylvania 19601-
Metropolitan Edison Company              0219
Pennsylvania Electric Company
2800 Pottsville Pike                     Robert C. Gerlach, Esq.
Reading, Pennsylvania 19640              Ballard Spahr Andrews
                                         & Ingersoll, LLP
                                         1735 Market Street
                                         Philadelphia, Pennsylvania
                                         19103

--------------------------------------------------------------------------------
                   (Names and addresses of agents for service)

      GPU,   JCP&L,   Met-Ed   and   Penelec   (the  "GPU   Companies")   hereby
post-effectively amend their Declaration on Form U-1, docketed in SEC File No. 70-7926, as follows:

         A. By Orders dated December 22, 1997 (HCAR No. 35-26801) and July 17, 1996 (HCAR No. 35-26544) (the "Orders"), the Commission, among other things, authorized (1) the GPU Companies to issue, sell and renew from time to time
through   December  31,  2000  their  respective   unsecured   promissory  notes
("Unsecured Promissory Notes"), maturing not more than nine months after issuance, to various commercial banks pursuant to loan participation arrangements and informal lines of credit ("Lines of Credit") in amounts up to the limitations on short-term indebtedness contained in their respective charters, and in the case of GPU, up to $250 million; (2) JCP&L, Met-Ed and Penelec to issue and sell from time to time through December 31, 2000 their unsecured short-term promissory notes as commercial paper ("Commercial Paper") in amounts up to the limits permitted by their respective charters; (3) the GPU Companies to issue, sell and renew unsecured promissory notes to lenders other than commercial banks, insurance companies or similar institutions ("Other Short-Term Debt") from time to time through December 31, 2000 in amounts up to the limitations on short-term indebtedness contained in their respective charters and, in the case of GPU, $250 million, and (4) the GPU Companies to issue, sell and renew from time to time through May 6, 2001 unsecured promissory notes pursuant to an amended and restated credit agreement ("Credit
                                       1

Agreement") up to $250 million (borrowings under Lines of Credit, Commercial Paper and Other Short-Term Debt are collectively referred to as "Short-Term Borrowings").

      B. At December 31, 1998, the GPU Companies had outstanding Short Term Borrowings (in millions) (no borrowings were outstanding under the Credit Agreement) as follows:

                 Lines of     Commercial       Other Short-
                 Credit       Paper            Term Debt         Total
               -------------  --------------   ------------      --------------

GPU             69,100,000             -              -           $ 69,100,000
JCP&L           53,300,000       69,100,000           -           $122,400,000
Met-Ed          16,400,000       63,200,000           -           $ 79,600,000
Penelec         31,900,000       54,200,000           -           $ 86,100,000
              ------------     ------------          ---          ------------
Total         $170,700,000     $186,500,000           -           $357,200,000

      C. At December 31, 1998, the charter limits of JCP&L, Met-Ed and Penelec would have permitted them to have maximum Short-Term Borrowings outstanding at any one time in the following amounts:

      JCP&L      -          $285,693,380
      Met-Ed     -          $125,678,085
      Penelec    -          $145,504,371

      D. Met-Ed and Penelec have called for the redemption on February 19, 1999 of all of their remaining shares of Cumulative Preferred Stock outstanding ($11.95 million and $16.55 million
                                       2
aggregate stated value, respectively).(1) Section 8(D) of the Met-Ed and Penelec charters, among other things, restricts the amount of unsecured debt such companies may have outstanding without the consent of a majority of the preferred shareholders.(2) Accordingly, when such preferred stock is no longer outstanding, the limitations contained in the charters on

--------
1 JCP&L has one series of preferred stock outstanding which may not be redeemed before June 1, 2002. Accordingly, JCP&L is not at this time seeking an amendment to its current Short-Term Borrowing limitation as its existing charter limitations will remain in place.

2 Section 8(D) of the Met-Ed and Penelec charters provides in pertinent part as follows:

            (D) So long as any shares of the Preferred Stock of any series are outstanding, the Company shall not, without the consent of the holders of a majority of the total voting power of shares of the Preferred Stock of all series then outstanding:

                  (a) Issue any unsecured notes,  debentures or other securities representing unsecured indebtedness or assume any such unsecured securities (other than for the purpose of refunding or renewing outstanding unsecured securities theretofore issued or assumed by the Company resulting in equal or longer maturities or redeeming or otherwise retiring all outstanding shares of the Preferred Stock of all series, or of any other class of stock ranking prior to or on a parity with the Preferred Stock as to dividends or other distributions) if immediately after such issuance or assumption and the application of the proceeds of the securities thus issued or assumed:

                  (i) the total outstanding principal amount of all such unsecured securities issued or assumed by the Company would exceed twenty per cent (20%) of the aggregate of (I) the total principal amount of all bonds and other securities representing secured indebtedness issued or assumed by the Company and then to be outstanding plus (II) the capital stock, premiums therein, and surplus of the Company as stated on its books of account, or

                  (ii) the total outstanding principal amount of all such unsecured securities issued or assumed by the Company of maturities of less than ten years will thereby exceed ten percent (10%) of the aggregate referred to in subclause (i) of this clause (a).



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


the issuance of unsecured debt will no longer be applicable by their terms. Since the December 22, 1997 order limited the amount of Short-Term Borrowings which Met-Ed and Penelec may have outstanding to the maximum amounts permitted by their respective charters, Met-Ed and Penelec now propose that, in lieu thereof, they be permitted to issue and sell Short-Term Borrowings from time to time through December 31, 2000 of up to $150 million and $150 million, respectively, outstanding at any one time.

      E. The GPU Companies further propose to extend the period during which they may issue unsecured promissory notes under the Credit Agreement or in the form of Short-Term Borrowings to December 31, 2003.

      F. In addition, GPU proposes to issue and sell from time to time commencing with the granting of the authorization herein sought through December 31, 2003, commercial paper ("GPU Commercial Paper") in the aggregate amount of up to $100 million outstanding at any time, provided, however, that the amount of GPU Commercial Paper outstanding and of Short-Term Borrowings under the authorization sought herein will not exceed $250 million. The GPU Commercial Paper would be issued either in the form of book-entry unsecured promissory notes evidenced by a master note or in certificated form, and will be issued in minimum denominations of $100,000 with integral increments of $1,000 in excess thereof. The notes will have maturities of up to 270 days and would not be prepayable prior to maturity. GPU proposes to issue and sell the GPU Commercial Paper in the following manner:
            1. GPU may utilize one or more commercial paper placement agents through whom it would sell the GPU Commercial Paper directly to one or more institutional investors. The placement agent would arrange for the sale of GPU Commercial Paper and would be compensated for its services at such rates as GPU and such placement agent may agree from time to time. GPU will offer and sell the GPU Commercial Paper in such a manner as to not constitute a public offering under the Securities Act of 1933.
            2. The GPU Commercial Paper may also be sold directly to one or more commercial paper dealers at a discount rate prevailing at the date of issuance for commercial paper of comparable quality and of the particular maturity sold by other issuers of commercial paper. No fee or commission would be payable by GPU in connection with such issuance and sale of GPU Commercial Paper. The GPU Commercial Paper will be reoffered by the purchasing dealer or dealers to institutional investors at a discount of not more than 1/8 of 1% per annum less than the prevailing discount rate to GPU. The commercial paper dealers will reoffer such GPU Commercial Paper in such a manner as to not constitute a public offering under the Securities Act of 1933.

      G. The GPU Commercial Paper will bear interest at a rate (after giving effect to any fee) not exceeding 125% of the base
                                        5
rate for commercial borrowings offered by The Chase Manhattan Bank in effect from time to time. However, the effective interest cost of the GPU Commercial Paper is based on the supply of, and demand for, that and similar commercial paper at the time of sale. Specifically, on occasion short-term money markets have become very volatile during brief periods, and the interest costs of commercial paper have during such periods exceeded bank base rates. Because such volatile market conditions usually exist for brief periods, it is not anticipated that any sale of GPU Commercial Paper with interest costs in excess of bank base rates would have a significant marginal impact on the annual interest cost to GPU. Therefore, while it is not anticipated that the effective annual cost of borrowing through GPU Commercial Paper will exceed 125% of the annual base rate from The Chase Manhattan Bank, in order to obtain maximum flexibility during the periods described above, GPU Commercial Paper may be issued with a maturity of not more than 90 days with an effective cost in excess of 125% of the base rate for commercial borrowings offered by The Chase Manhattan Bank.

      H. The net proceeds from the issuance of the GPU Commercial Paper would be used by GPU for general corporate purposes, including to acquire exempt wholesale generators and foreign utility companies.

      I. GPU has previously filed an application in Docket No. 70-9435 seeking the authorization to issue and sell GPU Commercial

Paper that GPU now seeks in this application. Accordingly, GPU hereby withdraws its application in Docket No. 70-9435.

      J.    Rule 54 Analysis.
            -----------------
      The proposed transactions contemplate, among other things, the issuance of securities by the GPU Companies which do not relate to exempt wholesale generators ("EWGs") and foreign utility companies ("FUCOs") (the "Transactions"). Accordingly, the Transactions are subject to Rule 54, which provides that, in determining whether to approve an application which does not relate to any EWG or FUCO, the Commission shall not consider the effect of the capitalization or earnings of any such EWG or FUCO which is a subsidiary of a registered holding company if the requirements of Rule 53 (a), (b) and (c) are satisfied.
            (a) As described below, GPU meets all of the conditions of Rule 53, except for Rule 53(a)(1). By Order dated November 5, 1997 (HCAR No. 35-26773)
(the "November 5 Order"), the Commission authorized GPU to increase to 100% of its "average consolidated retained earnings," as defined in Rule 53, the aggregate amount which it may invest in EWGs and FUCOs. At December 31, 1998, GPU's average consolidated retained earnings was approximately $2.183 billion and GPU's aggregate investment in EWGs and FUCOs was approximately $1.204 billion. Accordingly, under the November 5 Order, GPU may invest up to an additional $979 million in EWGs and FUCOs as of December 31, 1998.

                  (i) GPU  maintains  books and records to identify  investments in, and earnings from, each EWG and FUCO in which it directly or indirectly holds an interest.
                        (A) For each United  States EWG in which GPU directly or
            indirectly holds an interest:
                              (1) the  books  and  records  for such EWG will be
                        kept in conformity with United States generally accepted accounting principles ("GAAP");
                              (2) the financial statements will be prepared in accordance with GAAP; and
                              (3) GPU directly or through its subsidiaries undertakes to provide the Commission access to such books and records and financial statements as the Commission may request.
                        (B) For each FUCO or foreign EWG  which is a majority
             owned subsidiary of GPU:
                              (1) the books and records for such subsidiary will
                        be kept in accordance with GAAP;
                              (2) the financial  statements for such  subsidiary
                        will be prepared in accordance with GAAP; and
                              (3) GPU directly or through its subsidiaries undertakes to provide the Commission access to such books and records and financial statements, or copies thereof in English, as the Commission may request.

                        (C) For each FUCO or  foreign  EWG in which GPU owns 50%
            or less of the voting securities, GPU directly or through its subsidiaries will proceed in good faith, to the extent reasonable under the circumstances, to cause
                             (1) such  entity  to  maintain  books and  records
                        in   accordance with GAAP;
                              (2)   the  financial  statements of such entity
                        to be prepared  in accordance with GAAP; and
                              (3) access by the Commission to such books and records and financial statements (or copies thereof) in English as the Commission may request and, in any event, GPU will provide the Commission on request copies of such materials as are made available to GPU and its subsidiaries. If and to the extent that such entity's books, records or financial statements are not maintained in accordance with GAAP, GPU will, upon request of the Commission, describe and quantify each material variation therefrom as and to the extent required by subparagraphs (a) (2) (iii) (A) and (a) (2)
                        (iii) (B) of Rule 53.

                  (ii) No more than 2% of GPU's domestic public utility subsidiary employees will render any services, directly or indirectly, to any EWG and FUCO in which GPU directly or indirectly holds an interest.
                  (iii) Copies of this Application on Form U-1 are being provided to the New Jersey Board of Public Utilities and the Pennsylvania Public Utility Commission, the only federal, state or local regulatory agencies having jurisdiction over the retail rates of GPU's electric utility subsidiaries.(3) In addition, GPU will submit to each such commission copies of any amendments to this Application, Rule 24 certificates required hereunder, as well as a copy of Item 9 of GPU's Form U5S and Exhibits H and I thereof (commencing with the Form U5S to be filed for the calendar year in which the authorization herein requested is granted).
                  (iv) None of the provisions of paragraph (b) of Rule 53 render
            paragraph   (a)  of  that   Rule   unavailable   for  the   proposed
            transactions.

                        (A) Neither GPU nor any  subsidiary of GPU having a book
            value exceeding 10% of GPU's consolidated retained earnings is the subject of any pending bankruptcy or similar proceeding.

--------
3 Penelec is also subject to retail rate regulation by the New York Public Service Commission with respect to retail service to approximately 3,700 customers in Waverly, New York served by Waverly Electric Power & Light Company, a Penelec subsidiary. Waverly Electric's revenues are immaterial, accounting for less than 1% of Penelec's total operating revenues.

                        (B) GPU's average consolidated retained earnings for the
            four most recent quarterly periods (approximately $2.183 billion) represented an increase of approximately $22.4 million (or approximately 1.0%) compared to the average consolidated retained earnings for the previous four quarterly periods (approximately $2.160 billion).
                        (C) GPU did not incur  operating  losses  from direct or
            indirect investments in EWGs and FUCOs in 1997 in excess of 5% of GPU's December 31, 1997 consolidated retained earnings.

            As described above, GPU meets all the conditions of Rule 53(a), except for clause (1). With respect to clause (1), the Commission determined in the November 5 Order that GPU's financing of investments in EWGs and FUCOs in an amount greater than 50% of GPU's average consolidated retained earnings as otherwise permitted by Rule 53(a)(1) would not have either of the adverse effects set forth in Rule 53(c).

            Moreover, even if the effect of the capitalization and earnings of subsidiary EWGs and FUCOs were considered, there is no basis for the Commission to withhold or deny approval for the transactions proposed in this Declaration. The transactions would not, by themselves, or even considered in conjunction with the effect of the capitalization and earnings of GPU's subsidiary EWGs and FUCOs, have a material adverse effect on the financial integrity of the GPU system, or an adverse impact on GPU's public utility subsidiaries, their customers, or the ability of State commissions to protect such public utility customers.
            The November 5 Order was predicated, in part, upon the assessment of GPU's overall financial condition which took into account, among other factors, GPU's consolidated capitalization ratio and the recent growth trend in GPU's retained earnings. As of June 30, 1997, the most recent quarterly period for which financial statement information was evaluated in the November 5 Order, GPU's consolidated capitalization consisted of 49.2% equity and 50.8% debt. As stated in the November 5 Order, GPU's June 30, 1997 pro forma capitalization, reflecting the November 6, 1997 acquisition of PowerNet Victoria, was 39.3% equity and 61.7% debt.
            GPU's December 31, 1998 consolidated capitalization consists of 45.4% equity and 54.6% debt. Thus, since the date of the November 5 Order, there has been no material adverse change in GPU's consolidated capitalization ratio, which remains within acceptable ranges and limits as evidenced by the credit ratings of GPU's electric utility subsidiaries.(4)
            GPU's consolidated retained earnings grew on average approximately 4.5% per year from 1991 through 1998. Earnings attributable to GPU's investments in EWGs and FUCOs have contributed positively to consolidated earnings, excluding the

--------
4 The mortgage bonds of JCP&L, Met-Ed and Penelec are rated A+ by Standard & Poors Corporation, and Baa1, A3 and A2, respectively, by Moody's Investors Service, Inc.

impact  of  the   windfall   profits  tax  on  the  Midlands   Electricity   plc
investment.(5)
            Accordingly,   since  the  date  of  the   November  5  Order,   the
capitalization and earnings attributable to GPU's investments in EWGs and FUCOs have not had any adverse impact on GPU's financial integrity.
            Reference is made to Exhibit H filed herewith which sets forth GPU's consolidated capitalization at December 31, 1998 and after giving effect to the transactions proposed herein. As set forth in such exhibit, the proposed transactions will not have a material impact on GPU's capitalization or earnings.

      K. The estimated fees, commissions and expenses expected to be incurred by the GPU Companies in connection with the proposed transactions will be supplied by further post-effective amendment.

      L. No state commission has jurisdiction with respect to any aspect of the proposed transactions and no Federal commission other than your Commission has jurisdiction with respect to any aspect thereof.

      M. It is requested that the Commission issue an order with respect to the transactions proposed herein at the earliest
--------
5 As discussed in the November 5 Order, GPU incurred a loss for 1997 from its investments in EWGs and FUCOs as a result of the 1997 windfall profits tax imposed on Midlands Electricity, plc.

practicable date but, in any event not later than April 15, 1999. It is further requested that (i) there not be a recommended decision by an Administrative Law Judge or other responsible officer of the Commission, (ii) the Office of Public Utility Regulation be permitted to assist in the preparation of the Commission's decision, and (iii) there be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

      N. The following exhibits and financial statements are filed in Item 6 thereof: (a) Exhibits:

                    A-1(a)    -  Forms  of  unsecured  promissory  notes to be
                                 issued  and sold  under New Lines of Credit and
                                 Other   Short-Term   Debt  --  incorporated  by
                                 reference to Exhibit A-1,  Declaration  on Form
                                 U-1, SEC File No. 70-7926.

                    A-1(b)    -  Form  of  unsecured  promissory  notes  to be
                                 issued and sold as GPU Commercial Paper -- to be filed by further post-effective amendment.

                    B         -  None.
                    C         -  None.
                    D         -  None.
                    E         -  None.
                    F-l(d)    -  Opinion  of  Berlack, Israels  & Liberman
                                 LLP -- to be filed by further post-effective amendment.

                    F-2(d)    -  Opinion  of Ryan,  Russell,  Ogden &  Seltzer
                                 LLP -- to be filed by further post-effective amendment.



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


                    F-3(d)    -  Opinion of Ballard Spahr Andrews & Ingersoll,
                                 LLP -- to be filed by further post-effective amendment.

                    G         -  Charter    Restrictions    on    Unsecured
                                 Indebtedness -- incorporated by reference to Exhibit C, Declaration on Form U-l, SEC File
                                 No. 70-7926.

                    H         -  Actual and Pro Forma  Capitalization Table at
                                 December 31, 1998 -- to be filed by further post-effective amendment.

                    I         -  Financial   Data   Schedule  --  to  be  filed
                                 by  further  post-effective amendment.

            (b)     Financial Statements:

                    1-A    -  GPU (Corporate)  Balance  Sheets,  actual and
                                 pro forma, as at December 31, 1998, and Statements of Income and Retained Earnings, actual and pro forma, for the twelve months ended December 31, 1998; pro forma journal entries -- to be filed by further post-effective amendment.

                    l-B    -  GPU  and  Subsidiary  Companies  Consolidated
                                 Balance Sheets, actual and pro forma, as at December 31, 1998, and Consolidated Statements of Income and Retained Earnings, actual and pro forma, for the twelve months ended December 31, 1998; pro forma journal entries -- to be filed by further post-effective amendment.

                    l-C    -  JCP&L Consolidated Balance Sheets, actual and
                                 pro forma, as at December 31, 1998, and Statements of Income and Retained Earnings, actual and pro forma, for the twelve months ended December 31, 1998; pro forma journal entries -- to be filed by further post-effective amendment.

                    l-D    -  Met-Ed Consolidated  Balance Sheets,  actual
                                 and pro forma,  as at December 31, 1998, and
                                 Consolidated   Statements   of  Income   and
                                 Retained Earnings,
                                 actual and pro forma, for the twelve months ended December 31, 1998; pro forma journal
                                 entries    --   to   be   filed   by    further
                                 post-effective amendment.

                    l-E    -  Penelec Consolidated  Balance Sheets,  actual
                                 and pro forma, as at December 31, 1998, and Consolidated Statements of Income and Retained Earnings, actual and pro forma, for the twelve months ended December 31, 1998; pro forma journal entries -- to be filed by further post-effective amendment.

                    2      -  Not Applicable.
                    3      -  Not Applicable.
                    4      -  Statement of Material Changes since the date
                              of  the   balance   sheets   which  are  not
                              reflected  in the  Notes  to  the  Financial
                              Statements -- None.

      O. The proceeds from the issuance and sale of the unsecured promissory notes as proposed herein will be used by the GPU Companies to finance their businesses. As such, the issuance of an order by your Commission with respect thereto is not a major federal action significantly affecting the quality of the human environment.
      P. No Federal agency has prepared or is preparing an environmental impact statement with respect to the proposed transactions which are the subject hereof. Reference is made to paragraph I hereto regarding regulatory approvals with respect to the proposed transactions.




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                                    SIGNATURE
                                    ---------


            PURSUANT TO THE REQUIREMENTS OF THE PUBLIC UTILITY

HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANIES HAVE DULY

CAUSED THIS  STATEMENT TO BE SIGNED ON THEIR BEHALF BY THE

UNDERSIGNED THEREUNTO DULY AUTHORIZED.



                              GPU, INC.
                              JERSEY CENTRAL POWER & LIGHT COMPANY
                              METROPOLITAN EDISON COMPANY
                              PENNSYLVANIA ELECTRIC COMPANY



                              By:   /s/ T. G. Howson
                                   -----------------------------------
                                    T. G. Howson, Vice President and
                                    Treasurer



Date:   March 30, 1999